SpineEX, Inc.

4046 Clipper Court
Fremont, CA 94538

Application for Withdrawal of Registration Statement

December 21, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Registration Statement on Form S-1

Filed on September 18, 2018

File No. 333-227392

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), SpineEX, Inc. (the “Company”) hereby requests the withdrawal of the Company’s registration statement on Form S-1 which was filed with the United States Securities and Exchange Commission (the “SEC”) on September 18, 2018 (the “Registration Statement”). The Company requests the withdrawal of the Registration Statement because the Company does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective and no shares of the Company’s common stock or other securities have been sold under the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited to the account of the Company as an offset of all or a portion of the fees due for a subsequent filing.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at SpineEX, Inc., 4046 Clipper Court, Fremont, CA 94538, with a copy to Company’s counsel, Sheppard, Mullin, Richter & Hampton, LLP, 30 Rockefeller Plaza, 38th Floor, New York, NY 10112, attention Jeffrey Fessler.

If you have any questions or require any further information, please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton, LLP at (212) 634-3067.

Respectfully submitted,

SpineEX, Inc.

/s/ Roy Chin
Name: Roy Chin
Title: Chief Executive Officer

cc:	Jeffrey Fessler, Sheppard, Mullin, Richter & Hampton, LLP